Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Midland States Bancorp, Inc.:

In connection with amendment No. 3 of the Form S-1 registration statement (No. 333-174210) to be filed by Midland States Bancorp, Inc. and subsidiary, we consent to the use of our report dated May 13, 2011, with respect to the statement of assets acquired and liabilities assumed as of March 26, 2010 by Midland States Bank (the Bank) (a wholly owned subsidiary of Midland States Bancorp, Inc.) pursuant to the Branch Sale Agreement, dated December 31, 2009, executed by the Bank with AMCORE Bank, N.A. and AMCORE Investment Services, Inc., included herein and to the reference to our firm under the heading “Experts” in the prospectus.

(signed) KPMG LLP

St. Louis, Missouri

July 28, 2011